UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Crescent Energy Company

(Name of Issuer)

Class A Common Stock, Par Value of $0.0001 Per Share

(Title of Class of Securities)

44952J 104

(CUSIP Number)

Brandi Kendall

Vice President

PT Independence Energy Holdings LLC

c/o Liberty Mutual Insurance

175 Berkeley Street

Boston, Massachusetts 02116

(713) 481-7782

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAME OF REPORTING PERSON PT Independence Energy Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 39,382,414 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 39,382,414 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 39,382,414 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.8% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Consists of shares of Class B Common Stock, par value $0.0001 per share, of Crescent Energy Company (the “Issuer” and such stock, “Class B Common Stock”) and an equivalent number of units representing limited liability company interests of Crescent Energy OpCo LLC (f/k/a IE OpCo LLC, “OpCo”, and such units, “OpCo LLC Units”), which together are exchangeable for shares of Class A Common Stock, par value $0.0001 per share of the Issuer (“Class A Common Stock”) on a one-for-one basis pursuant to the Amended and Restated LLC Agreement of OpCo (“OpCo LLC Agreement”).

(2)

Based on a combined total of 82,481,514 shares of Class A Common Stock of the Issuer outstanding as of December 7, 2021 (the “Closing Date”). This combined total consists of (a) 43,099,100 shares of Class A Common Stock outstanding as of the Closing Date and (b) assumes that all 39,382,414 shares of Class B Common Stock beneficially owned by the Reporting Persons (as defined in Item 2), along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

1	NAME OF REPORTING PERSON Liberty Energy Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 39,382,414 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 39,382,414 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 39,382,414 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.8% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement.

(2)

Based on a combined total of 82,481,514 shares of Class A Common Stock of the Issuer outstanding as of the Closing Date. This combined total consists of (a) 43,099,100 shares of Class A Common Stock outstanding as of the Closing Date and (b) assumes that all 39,382,414 shares of Class B Common Stock beneficially owned by the Reporting Persons, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

1	NAME OF REPORTING PERSON Liberty Mutual Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 39,382,414 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 39,382,414 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 39,382,414 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.8% (2)
14	TYPE OF REPORTING PERSON IC

(1)

Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement.

(2)

Based on a combined total of 82,481,514 shares of Class A Common Stock of the Issuer outstanding as of the Closing Date. This combined total consists of (a) 43,099,100 shares of Class A Common Stock outstanding as of the Closing Date and (b) assumes that all 39,382,414 shares of Class B Common Stock beneficially owned by the Reporting Persons, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

1	NAME OF REPORTING PERSON Liberty Mutual Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 39,382,414 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 39,382,414 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 39,382,414 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.8% (2)
14	TYPE OF REPORTING PERSON CO

(1)

Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement.

(2)

Based on a combined total of 82,481,514 shares of Class A Common Stock of the Issuer outstanding as of the Closing Date. This combined total consists of (a) 43,099,100 shares of Class A Common Stock outstanding as of the Closing Date and (b) assumes that all 39,382,414 shares of Class B Common Stock beneficially owned by the Reporting Persons, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

1	NAME OF REPORTING PERSON LMHC Massachusetts Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 39,382,414 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 39,382,414 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 39,382,414 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.8% (2)
14	TYPE OF REPORTING PERSON CO

(1)

Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement.

(2)

Based on a combined total of 82,481,514 shares of Class A Common Stock of the Issuer outstanding as of the Closing Date. This combined total consists of (a) 43,099,100 shares of Class A Common Stock outstanding as of the Closing Date and (b) assumes that all 39,382,414 shares of Class B Common Stock beneficially owned by the Reporting Persons, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

1	NAME OF REPORTING PERSON Liberty Mutual Holding Company Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 39,382,414 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 39,382,414 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 39,382,414 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.8% (2)
14	TYPE OF REPORTING PERSON HC

(1)

Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement.

(2)

Based on a combined total of 82,481,514 shares of Class A Common Stock of the Issuer outstanding as of the Closing Date. This combined total consists of (a) 43,099,100 shares of Class A Common Stock outstanding as of the Closing Date and (b) assumes that all 39,382,414 shares of Class B Common Stock beneficially owned by the Reporting Persons, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is the class A common stock, par value $0.0001 per share (“Class A Common Stock”) of Crescent Energy Company, a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 600 Travis Street, Suite 7200, Houston, Texas 77002.

Item 2.	Identity and Background.

(a), (f)	This Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Act, by:

(i)	PT Independence Energy Holdings LLC, a Delaware limited liability company;

(ii)	Liberty Energy Holdings, LLC, a Delaware limited liability company;

(iii)	Liberty Mutual Insurance Company, a Massachusetts corporation;

(iv)	Liberty Mutual Group Inc., a Massachusetts corporation;

(v)	LMHC Massachusetts Holdings Inc., a Massachusetts corporation; and

(vi)	Liberty Mutual Holding Company Inc., a Massachusetts corporation (the persons and entities listed in items (i) through (vi) are collectively referred to herein as the “Reporting Persons”).

PT Independence Energy Holdings LLC (“PT Reporting Person”) is the direct beneficial owner of the securities reported in this Schedule 13D. Liberty Energy Holdings LLC (“Holdings”), a member of PT Reporting Person, has the sole right to vote or dispose of the shares of class B common stock, par value $0.0001 per share (“Class B Common Stock”) of the Issuer and units in Crescent Energy OpCo LLC (the “OpCo LLC Units”) held by the PT Reporting Person. Therefore, Holdings is deemed to have beneficial ownership of the shares of Class B Common Stock and OpCo LLC Units. The sole member of Holdings is Liberty Mutual Insurance Company (“Liberty Mutual”), which is wholly owned by Liberty Mutual Group Inc. The sole shareholder of Liberty Mutual Group Inc. is LMHC Massachusetts Holdings Inc., whose sole shareholder is Liberty Mutual Holding Company Inc. Because Liberty Mutual Holding Company Inc. is a mutual holding company, its members are entitled to vote at meetings of the company. No such member is entitled to cast 5% or more of the votes.

The Reporting Persons and Independence Energy Aggregator L.P. (“Aggregator L.P.”) may be deemed to constitute a group for purposes of Section 13(d) due to the terms of the Specified Rights Agreement (as defined below). However, neither the Reporting Persons nor Aggregator L.P. have voting or dispositive power over the other party’s shares of Class A Common Stock or securities convertible into or exercisable for shares of Class A Common Stock, including any OpCo LLC Units (as defined below) or shares of Class B Common Stock. As of Closing (as defined below), Aggregator L.P. had beneficial ownership over 88,154,049 shares of Class B Common Stock and 88,154,049 OpCo Units (which together are exchangeable for Class A Common Stock on a one-for-one basis), in addition to the Series I preferred stock, $0.0001 par value per share, of the Issuer.

Each of Messrs. David H. Long, Francis A. Doyle, Joseph L. Hooley, John P. Manning, Thomas J. May, Angel A. Ruiz, George Serafeim, Martin P. Slark, Eric A. Spiegel and William C. Van Faasen and Mmes. Myrtle S. Potter, Nancy W. Quan, Ellen A. Rudnick, Annette M. Verschuren, O.C. and Anne Waleski, is a director of Liberty Mutual Holding Company, Inc. The executive officers of Liberty Mutual Holding Company, Inc. are Messrs. Long, Timothy M. Sweeney, Vlad Y. Barbalat, James F. Kelleher, Dennis J. Langwell, James M. MacPhee, Anthony G. Martella, Jr., James M. McGlennon, Christopher L. Peirce, Edward J. Peña, Paul Sanghera and Mark C. Touhey and Mmes. Neeti Bhalla Johnson and Melanie M. Foley.

Each of the directors and officers listed above is a United States citizen, other than George Serafeim, who is a citizen of Canada, Paul Sanghera, who is a citizen of Canada, and Annette M. Verschuren, O.C., who is a citizen of Greece.

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached hereto as Exhibit A.

(b) The address of the business office of each of the Reporting Persons is 175 Berkeley Street, Boston, Massachusetts 02116.

(c) Each of Holdings, LMHC Massachusetts Holdings Inc. and Liberty Mutual Holding Company Inc. is principally engaged as a holding company. PT Reporting Person is principally engaged in the business of oil and natural gas exploration and production. Liberty Mutual Group Inc. and Liberty Mutual is principally engaged providing diversified global insurance services.

The present principal occupation of each of the other individuals named in Item 2 is listed on Annex A.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other individuals named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other individuals named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

PT Independence Energy Holdings LLC acquired the securities reported herein as consideration for its interest in Independence Energy LLC (“Independence”) as part of the transactions contemplated by the Transaction Agreement, dated June 7, 2021 (the “Transaction Agreement”), by and among the Issuer, Contango Oil & Gas Company (“Contango”), Independence, Crescent Energy OpCo LLC (f/k/a IE OpCo LLC “OpCo”), IE C Merger Sub Inc. (“C Merger Sub”) and IE L Merger Sub LLC (“L Merger Sub”). Pursuant to the Transaction Agreement, on December 7, 2021 (the “Closing Date”) a series of transactions occurred (the “Closing”) pursuant to which Independence was combined with Contango, including (i) the merger of Independence with and into OpCo, with OpCo as the surviving person in the merger (the “Independence Merger”), (ii) the merger of C Merger Sub with and into Contango, with Contango surviving the merger as a direct wholly owned subsidiary of the Issuer (the “Contango Merger”), (iii) the merger of Contango with and into L Merger Sub, with L Merger Sub surviving the merger as a direct wholly owned subsidiary of the Issuer (together with the Independence Merger and Contango Merger, the “Mergers”), (iv) the contribution by the Issuer of 100% of the equity interests in L Merger Sub to OpCo in exchange for OpCo LLC Units and (v) the contribution of L Merger Sub by Opco to Independence Energy Finance, LLC. In connection with Closing, the limited liability company agreement of OpCo was amended and restated to, among other things, provide that the OpCo LLC Units, together with an equivalent number of shares of Class B Common Stock, are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the terms therein.

Item 4.	Purpose of Transaction.

The information set forth in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

All of the shares of Class A Common Stock that are held of record by the Reporting Persons and that may be deemed to be beneficially owned by the Reporting Persons, as reported herein, were acquired for investment purposes.

The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional shares of Class A Common Stock or other securities of the Issuer (including any combination or derivative thereof), or to sell or otherwise dispose of all or part of the Class A Common Stock or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein. Except as described above, none of the Reporting Persons currently has any other plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer or other third parties regarding such matters.

The description of the Transaction Agreement set forth in Item 3 is hereby incorporated into this Item 4 by reference.

Item 5.	Interest in Securities of the Issuer.

(a) and (b). The response of the Reporting Persons to rows 7 through 13 on the cover page of this Schedule 13D are incorporated by reference herein.

PT Independence Energy Holdings LLC holds 39,382,414 shares of Class B Common Stock and the same number of OpCo LLC Units. The terms of the Amended and Restated Limited Liability Company Agreement of OpCo (the “OpCo LLC Agreement”) provide for certain holders of the OpCo LLC Units with certain rights to cause OpCo to acquire all or a portion of the OpCo LLC Units for, at OpCo’s election, (a) shares of Class A Common Stock of the Issuer at a redemption ratio of one share of Class A Common Stock for each OpCo LLC Unit redeemed, subject to conversion rate adjustments for any equity split, equity distribution, reclassification or other similar transaction, or (b) an amount of cash based on the volume weighted trading price of a share of Class A Common Stock of the Issuer for the 10 trading day period immediately prior to the date of redemption. As a result, for the purpose of Rule 13d-3 under the Act, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 39,382,414 shares of Class A Common Stock. The aggregate number of shares of Class A Common Stock beneficially owned by the Reporting Persons represents approximately 47.8% of the outstanding Class A Common Stock, on a combined total of 82,481,514 shares of Class A Common Stock of the Issuer outstanding as of the Closing Date. This combined total consists of (a) 43,099,100 shares of Class A Common Stock outstanding as of the Closing Date and (b) assumes that all 39,382,414 shares of Class B Common Stock beneficially owned by the Reporting Persons, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. In the event that all outstanding shares of Class B Common Stock and OpCo LLC Units were exchanged for shares of Class A Common Stock, the Reporting Persons would hold approximately 23.1% of the outstanding Class A Common Stock, based on a combined total of 170,635,563 shares of Class A Common Stock.

Each of Liberty Energy Holdings LLC, Liberty Mutual Insurance Company (as the sole member of Liberty Energy Holdings LLC), Liberty Mutual Group Inc. (as the sole owner of Liberty Mutual Insurance Company), LMHC Massachusetts Holdings Inc., (as the sole shareholder of Liberty Mutual Group Inc.) and Liberty Mutual Holding Company Inc. (as the sole shareholder of LMHC Massachusetts Holdings Inc.) may be deemed to be the beneficial owner of the securities beneficially owned by the PT Reporting Person, if any.

To the best knowledge of the Reporting Persons, none of the individuals named in Item 2 beneficially owns any shares of Class A Common Stock except as described herein. The filing of this statement on Schedule 13D shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Exchange Act or any other purpose, the beneficial owner of any shares of Class A Common Stock.

(c) Except as otherwise described in Item 4 of this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other individuals named in Item 2, has effected any transaction in shares of Class A Common Stock during the past 60 days.

(d) No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock beneficially owned by any Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Registration Rights Agreement

On December 7, 2021, in connection with Closing, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with holders associated with Independence’s equityholders prior to the Mergers and John C. Goff (collectively, the “Holders”), relating to the registered resale of the Class A Common Stock owned by such parties as of the Closing Date (the “Registrable Securities”). Under the Registration Rights Agreement, the Issuer has agreed to use its reasonable best efforts to obtain the effectiveness of a registration statement following its receipt of written request by a Holder of Registrable Securities, provided that the Holders may not make such request until the five month anniversary of the Closing Date and no registration statement may be taken effective prior to the six month anniversary of the consummation of the transactions.

The Holders will also have “piggyback” registration rights exercisable at any time that allow them to include the shares of the Class A Common Stock that they own in certain registrations initiated by the Issuer or other holders of the Class A Common Stock. Independence’s current owners also have customary rights to effect certain shelf take-downs, underwritten offering and block trades. The Registration Rights Agreement will terminate at such time as there are no Registrable Securities outstanding.

OpCo LLC Agreement

On December 7, 2021, in connection with Closing, the Issuer and the holders of OpCo LLC Units entered into the OpCo LLC Agreement.

Pursuant to the OpCo LLC Agreement, each OpCo unitholder other than the Issuer and each of the Issuer’s subsidiaries, excluding OpCo and its subsidiaries (such group being the “Company Group”) will, subject to certain limitations, have the right, pursuant to a redemption right specified in the OpCo LLC Agreement, to cause OpCo to redeem all or a portion of its OpCo LLC Units for (i) a corresponding number of shares of Class A Common Stock, subject to conversion rate adjustments for stock splits, stock dividends, and reclassifications, or (ii) an amount of cash based on the volume weighted trading price of a share of Class A Common Stock of the Issuer for the 10 trading day period immediately prior to the date of redemption. Alternatively, upon the exercise of the redemption right by an OpCo unitholder, the Company Group will have the right, pursuant to a call right specified in the OpCo LLC Agreement, to acquire each tendered OpCo LLC Unit directly from such OpCo unitholder for, at the Issuer’s election, (i) one share of Class A Common Stock, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (ii) an approximately equivalent amount of cash as determined pursuant to the terms of the OpCo LLC Agreement.

In addition, subject to certain exceptions, once the Company Group holds at least 95% of the OpCo LLC Units, the Company Group will have the right to effect the redemption of all of the OpCo LLC Units held by each member of OpCo (other than the members of the Company Group). In connection with any redemption of OpCo LLC Units pursuant to the redemption right (or an acquisition of OpCo LLC Units by the Company Group pursuant to the call right), the corresponding number of shares of the Class B Common Stock will be cancelled.

The Issuer will operate its business through OpCo, which will indirectly hold all of the assets and operations of each of Independence and Contango. Additionally, the Issuer will be the sole managing member of OpCo, will be responsible for all operational, management and administrative decisions relating to OpCo’s business and will consolidate the financial results of OpCo and its subsidiaries.

Specified Rights Agreement

Concurrently with the Transaction Agreement, the equityholders of Independence entered into the specified rights agreement, dated June 7, 2021 (the “Specified Rights Agreement”). Pursuant to the Specified Rights Agreement, for so long as PT Reporting Person, owns a number of shares of Class A Common Stock and Class B Common Stock equal to, collectively, at least 33.3% of its initial ownership, Independence Energy Aggregator GP LLC (“Aggregator GP”) shall take all necessary action to appoint as directors of the Issuer’s board of directors (the “Board”), two directors designated by PT Reporting Person, one whom shall be independent under NYSE rules and applicable law for so long as PT Reporting Person owns at least one share of Class A Common Stock or Class B Common Stock, Aggregator GP shall take all necessary action to appoint as director of the Board, one director designated by PT Reporting Person.

The foregoing descriptions of the Registration Rights Agreement, the OpCo LLC Agreement and the Specified Rights Agreement do not purport to be complete and are qualified in their entirety by reference to such documents, copies of which are filed as Exhibits C, D and E, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description

A	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act.

B	Transaction Agreement dated as of June 7, 2021, by and among Contango Oil & Gas Company, Independence Energy LLC, a Delaware limited liability company, IE PubCo Inc., a Delaware corporation, IE OpCo LLC, a Delaware limited liability company, IE C Merger Sub Inc., a Texas corporation and IE L Merger Sub LLC, a Delaware limited liability company (incorporated by reference to Exhibit 2.1 of the Issuer’s Registration Statement on Form S-4 filed July 23, 2021, file no. 333-258157).

C	Registration Rights Agreement, dated as of December 7, 2021, by and among Crescent Energy Company and each of the other parties set forth on the signature pages thereto (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed December 7, 2021, file no. 001-41132).

D	Amended & Restated Limited Liability Company Agreement of Crescent Energy OpCo LLC (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed December 7, 2021, file no. 001-41132).

E	Specified Rights Agreement, dated as of June 7, 2021, by and among PT Independence Energy Holdings LLC and Independence Energy Aggregator GP LLC (incorporated by reference to Exhibit 10.1 of the Issuer’s Registration Statement on Form S-4 filed July 23, 2021, file no. 333-258157).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 17, 2021

PT INDEPENDENCE ENERGY HOLDINGS LLC

By:	/s/ Brandi Kendall
Name:	Brandi Kendall
Title:	Vice President

LIBERTY ENERGY HOLDINGS, LLC

By:	/s/ Bevin Brown
Name:	Bevin Brown
Title:	Vice President

LIBERTY MUTUAL INSURANCE COMPANY

By:	/s/ Michael B. Garvey
Name:	Michael B. Garvey
Title:	Assistant Secretary

LIBERTY MUTUAL GROUP INC.

By:	/s/ Michael B. Garvey
Name:	Michael B. Garvey
Title:	Assistant Secretary

LMHC MASSACHUSETTS HOLDINGS INC.

By:	/s/ Michael B. Garvey
Name:	Michael B. Garvey
Title:	Assistant Secretary

LIBERTY MUTUAL HOLDING COMPANY INC.

By:	/s/ Michael B. Garvey
Name:	Michael B. Garvey
Title:	Assistant Secretary

Annex A

Directors of Liberty Mutual Holding Company Inc.

The following sets forth the name and principal occupation of each of the directors and officers of Liberty Mutual Holding Company Inc. Each of such persons is a citizen of the United States other than George Serafeim, who is a citizen of Canada, Annette M. Verschuren, O.C., who is a citizen of Greece, and Paul Sanghera, who is a citizen of Canada.

Name	Principal Occupation
David H. Long	Chairman & Chief Executive Officer of Liberty Mutual Holding Company Inc.
Francis A. Doyle	President and Chief Executive Officer, Connell Limited Partnership
Joseph L. Hooley	Retired Chairman and former Chief Executive Officer of State Street Corporation
John P. Manning	Chairman, President & Chief Executive Officer, Boston Capital Corporation
Thomas J. May	Retired Chairman, President & CEO, Eversource Energy
Myrtle S. Potter	CEO, Sumitovant Biopharma Inc.
Nancy W. Quan	Chief Technical and Innovation Officer, The Coca-Cola Company
Ellen A. Rudnick	Senior Advisor, Polsky Center for Entrepreneurship and Innovation, University of Chicago
Angel A. Ruiz	Chairman, MediaKind
George Serafeim	Charles M. Williams Professor of Busines Administration, Harvard Business School
Martin P. Slark	Retired Chief Executive Officer, Molex LLC
Eric A. Spiegel	Retired President and Chief Executive Officer, Siemens Corporation
William C. Van Faasen	Lead Director, Chairman Emeritus, Blue Cross and Blue Shield of Massachusetts, Inc.
Annette M. Verschuren, O.C.	Chair and Chief Executive Officer, NRStor Inc.
Anne Waleski	Retired Executive Vice President of Markel Corporation
Timothy M. Sweeney	President
Vlad Y. Barbalat	Executive Vice President & Chief Investment Officer; President, Liberty Mutual Investments
Neeti Bhalla Johnson	Executive Vice President; President, Global Risk Solutions
Melanie M. Foley	Executive Vice President and Chief Talent & Enterprise Services Officer
James F. Kelleher	Executive Vice President and Chief Legal Officer
Dennis J. Langwell	Executive Vice President; Vice Chairman, Operations
James M. MacPhee	Executive Vice President; President, Global Retail Markets
Anthony G. Martella, Jr.	Executive Vice President and Chief Actuary
James M. McGlennon	Executive Vice President and Chief Information Officer
Christopher L. Peirce	Executive Vice President and Chief Financial Officer
Edward J. Peña	Executive Vice President and Treasurer
Paul Sanghera	Executive Vice President and Comptroller
Mark C. Touhey	Executive Vice President and Secretary